[redacted]

02041649

APPENDIX 2

RECD S.E.C.
JUN 20 2002
1086

UNITED STATES
SECURITIES AND EXHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

P.E.
4-30-02

For the month of April 2002

ThrillTime Entertainment International, Inc.
(Translation of registrant's name into English)

PROCESSED
JUN 27 2002
THOMSON
FINANCIAL

#322 – 4585 Canada Way, Burnaby, British Columbia, CANADA, V5G 4L6
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F _X_ Form 40-F ___]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ___ No _X_]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ThrillTime Entertainment International, Inc.
(Registrant)

Date: June 19, 2002

By:* Sherrill Cyr
Sherrill Cyr, Secretary (Signature)*

*Print name and title under the signature of the signing officer

9 MONTH FINANCIALS

SEC 1815 (7-91)

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

British Columbia Securities Commission

BCSC

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act.* Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange issuer"* means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   (d) The discussion must be factual, balanced and non-promotional.
   (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

   The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   (d) material write-off or write-down of assets;
   (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   (f) material contracts or commitments;
   (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   (h) material terms of any existing third party investor relations arrangements or contracts including:
      i. the name of the person;
      ii. the amount paid during the reporting period; and
      iii. the services provided during the reporting period;
   (i) legal proceedings;
   (j) contingent liabilities;
   (k) default under debt or other contractual obligations;
   (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
   (n) management changes; or
   (o) special resolutions passed by shareholders.

4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
   (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
   (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements
BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY / MM / DD
ThrillTime Entertainment International, Inc.	April 30, 2002	02/06/19

ISSUER ADDRESS		
#322 - 4585 Canada Way		
CITY / PROVINCE / POSTAL CODE	**ISSUER FAX NO.**	**ISSUER TELEPHONE NO.**
Burnaby, BC V5G 4L6	(604) 294-8709	(604) 294-8084

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
Ralph Proceviat	Chief Financial Officer	(604) 294-8084

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
ralph@thrilltime.com	www.thrilltime.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY / MM / DD
[signature]	Iain Barr	02/06/19
DIRECTOR'S SIGNATURE	**PRINT FULL NAME**	**DATE SIGNED YY / MM / DD**
[signature]	Robert Mudie	02/06/19

THRILLTIME
ENTERTAINMENT INTERNATIONAL, INC.

VIA: SEDAR

June 19, 2002

B.C. Securities Commission
1100 – 865 Hornby Street
Vancouver, B.C.
V6Z 2H4

Dear Sirs:

RE: QUARTERLY REPORT APRIL 30, 2002

Enclosed are our quarterly financial statements for the quarter ended April 30, 2002.

We hereby confirm that these financial statements have been mailed to shareholders in accordance with National Policy #41.

Sincerely,

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Sherrill Cyr
Secretary

Encl.

322-4585 Canada Way, Burnaby, BC, Canada V5G 4L6
Tel: 604-294-8084 Fax: 604-294-8709 Toll Free: 800-522-2449 Email: info@thrilltime.com
www.thrilltime.com

Consolidated Financial Statements of

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

(Expressed in U.S. Dollars)

Nine months ended April 30, 2002 and 2001

Prepared by Management (unaudited)

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Interim Consolidated Balance Sheets
(Expressed in U.S. Dollars)

As at April 30, 2002

	April 30, 2002 (unaudited)	July 31, 2001 (audited)
Assets		
Current assets:		
Cash and cash equivalents	$ 255,205	$ 1,091,984
Accounts receivable	239,261	651,346
Inventories	521,828	693,926
Prepaid expenses	48,767	19,397
	1,065,061	2,456,653
Capital assets	112,195	164,387
Other assets:		
Deferred development costs	8,953	–
Deferred financing costs	93,530	157,503
Investment	1	1
Patent rights	1,421,396	2,670,106
	1,523,880	2,827,610
	$ 2,701,136	$ 5,448,650
Liabilities and Shareholders' Deficiency		
Current liabilities:		
Accounts payable and accrued liabilities	$ 355,797	$ 905,495
Income and other taxes payable	20,005	91,735
Current portion of long-term debt	640,130	1,208,397
Customer deposits	–	25,000
Deferred revenue	28,000	–
	1,043,932	2,230,627
Long-term debt	9,231,997	9,005,936
	10,275,929	11,236,563
Shareholders' deficiency:		
Share capital:		
Authorized: 100,000,000 common shares, without par value		
Issued: 17,504,497 common shares	7,905,999	7,905,999
Shares held in treasury: 247,200 common shares	(1,003,235)	(1,003,235)
	6,902,764	6,902,764
Equity component of convertible debentures	495,381	495,381
Deficit	(14,972,938)	(13,186,058)
	(7,574,793)	(5,787,913)
	$ 2,701,136	$ 5,448,650

On behalf of the Board:

________________ Director ________________ Director

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Interim Consolidated Statements of Operations and Deficit (unaudited)
(Expressed in U.S. Dollars)

Nine months ended April 30, 2002 and 2001

	Three Months Ended		Nine Months Ended	
	April 30, 2002 (unaudited)	April 30, 2001 (unaudited)	April 30, 2002 (unaudited)	April 30, 2001 (unaudited)
Product sales	$ 551,525	$ 1,125,283	$ 1,178,692	$ 1,504,871
Cost of sales	349,132	768,735	683,604	1,020,810
Gross margin	202,393	356,548	495,088	484,061
Other revenue:				
Royalty revenue	83,352	70,251	550,241	591,555
Other revenue	25,000	–	82,918	51,041
	310,745	426,799	1,128,247	1,126,657
Operating expenses:				
General and administration	348,535	261,832	949,986	832,099
Marketing and selling	12,144	7,293	73,019	78,134
Research and development	17,366	308	17,366	1,341
	378,045	269,433	1,040,371	911,574
Operating income (loss) before interest expense, income taxes, and amortization	(67,300)	157,366	87,876	215,083
Interest expense net of interest income	141,470	154,579	477,528	481,571
Amortization of capital assets	25,444	26,492	120,021	132,767
Amortization of patent rights	416,237	416,237	1,248,710	1,248,710
	583,151	597,308	1,846,329	1,863,048
Loss before income taxes	(650,451)	(439,942)	(1,758,453)	(1,647,965)
Income tax expense	–	(2,149)	(28,427)	(15,445)
Loss for the period	(650,451)	(442,091)	(1,786,880)	(1,663,410)
Deficit, beginning of period	(14,322,487)	(11,341,434)	(13,186,058)	(10,120,115)
Deficit, end of period	$ (14,972,938)	$ (11,783,525)	$ (14,972,938)	$ (11,783,525)
Loss per share	$ (0.04)	$ (0.03)	$ (0.10)	$ (0.10)

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Interim Consolidated Statements of Cash Flows (unaudited)
(Expressed in U.S. Dollars)

Three months ended April 30, 2002 and 2001

	Three Months Ended		Nine Months Ended	
	April 30, 2002 (unaudited)	April 30, 2001 (unaudited)	April 30, 2002 (unaudited)	April 30, 2001 (unaudited)
Cash flows from (used in) operating activities:				
Loss for the period	$ (650,451)	$ (442,091)	$ (1,786,880)	$ (1,663,410)
Items not involving cash:				
Amortization of capital assets	4,119	5,167	56,048	68,794
Amortization of patent rights	416,237	416,237	1,248,710	1,248,710
Amortization of deferred financing costs	21,324	21,325	63,973	63,973
Amortization of deferred gain	(37,618)	(37,618)	(112,856)	(112,856)
Non-cash interest on convertible securities	110,858	110,858	338,433	338,433
Cash flows from (used in) operations	(135,531)	73,878	(192,572)	(56,356)
Change in non-cash operating working capital:				
Accounts receivable	(102,116)	(62,212)	412,085	200,215
Inventories	50,762	75,808	172,098	45,772
Prepaid expenses	42,257	(1,580)	(29,370)	(8,585)
Accounts payable and accrued liabilities	9,231	57,043	(549,819)	(147,005)
Income and other taxes payable	(630)	–	(71,610)	(85,936)
Customer deposits	(25,000)	45,875	(25,000)	44,493
Deferred revenue	(24,000)	55,859	28,000	55,859
Cash flows from (used in) operating activities	(185,027)	244,671	(256,188)	48,457
Cash flows from (used in) financing activities:				
Long-term debt	–	(148,454)	(567,783)	(432,141)
Cash flows from (used in) financing activities	–	(148,454)	(567,783)	(432,141)
Cash flows from (used in) investing activities:				
Capital assets	(2,278)	–	(3,855)	(3,355)
Deferred development costs	(2,500)	–	(8,953)	–
Cash flows from (used in) investing activities	(4,778)	–	(12,808)	(3,355)
Increase (decrease) in cash and cash equivalents	(189,805)	96,217	(836,779)	(387,039)
Cash and cash equivalents, beginning of period	445,010	1,044,504	1,091,984	1,527,760
Cash and cash equivalents, end of period	$ 255,205	$ 1,140,721	$ 255,205	$ 1,140,721

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Schedule B: Supplementary Information
(unaudited – prepared by management)
(Expressed in U.S. Dollars)

Nine months ended April 30, 2002

---

1. For the current fiscal year to date:

   Cost of sales:

   Cost of sales totals $683,604, which includes $649,854 for manufacturing, parts and components and sales commissions of $33,750.

   Operating expenses:

   General and Administrative expenses amounted to $949,986 for the period and include $139,036 for general insurance, $95,639 for contract consulting fees, $88,645 for legal fees, $96,287 for rent, $399,879 for wages and benefits and the remaining $130,500 for travel, telephone, accounting and audit fees and office expenses.

   Marketing and selling expenses totaling $73,019 include $5,850 for shareholder communications, $6,765 for advertising and promotion of the Company's attractions and $60,404 for costs associated with the IAPPA trade show in Orlando, Florida and the AIMS safety meeting in Dallas, Texas.

   Interest expense:

   Interest expense of $477,528 (net of interest income of $15,346) relates to a convertible security and a non-convertible secured loan.

2. *For the quarter under review:*

   a) No common shares were issued during the quarter.

   b) No stock options were granted during the quarter.

3. As at the end of the quarter:

   a) Authorized share capital: 100,000,000 common shares without par value

      Issued and outstanding: 17,504,497 common shares

      Purchased and held in treasury: 247,200 common shares

(Expressed in U.S. Dollars)

3. As at the end of the quarter:

b) Summary of stock options outstanding:

Expiry Date	Exercise Price	July 31, 2001	Granted	Exercised	Expired or Cancelled	April 30, 2002
10/02/01	Cdn $5.68	75,000	–	–	(75,000)	–
10/02/01	Cdn $1.00	63,000	–	–	(63,000)	–
10/17/01	Cdn $0.24	30,000	–	–	(30,000)	–
10/17/01	Cdn $0.24	5,000	–	–	(5,000)	–
02/17/02	Cdn $1.00	2,000	–	–	(2,000)	–
02/17/02	Cdn $0.39	30,000	–	–	(30,000)	–
10/28/02	Cdn $0.24	30,000	–	–	–	30,000
11/03/02	Cdn $0.24	700,000	–	–	–	700,000
12/31/03	Cdn $0.16	300,000	–	–	–	300,000
12/31/05	Cdn $0.16	–	300,000	–	–	300,000
		1,235,000	300,000	–	(205,000)	1,330,000

Summary of convertible securities:

Expiry Date	Conversion Price	July 31, 2001	Amount Converted	Number of Share Issued	April 30, 2002
12/31/02	U.S. $1.11	$5,940,000	–	–	$5,940,000

Any principal and/or interest outstanding on December 31, 2002 will be automatically converted to common shares of the Company at the fixed conversion rate of $1.11 per share.

c) Shares in escrow: NIL

d) Directors/Officers:

Iain Barr, Director and Chairman of the Board
Marco Rizzo, Director and President
Robert Mudie, Director
Charles "Bo" Moody, CEO and Treasurer
Ralph Proceviat, CFO
Sherrill Cyr, Secretary

(Expressed in U.S. Dollars)

4. Segment disclosures:

The Company considers its business to comprise a single operating segment, being the development, construction and sale of actual experience amusement rides. Supplementary information by geographic area for the nine months ended April 30, 2002 and the comparable prior year period is as follows:

	Outside U.S.	U.S.	Total
2002:			
Revenues including interest income	$ 149,358	$ 1,677,809	$ 1,827,197
Operating income (loss)	(880,133)	(906,747)	(1,786,880)
Identifiable assets	179,690	2,521,446	2,701,136
2001:			
Revenues including interest income	195,244	2,022,510	2,197,754
Operating income (loss)	(513,184)	(1,148,088)	(1,663,410)
Identifiable assets	277,982	6,190,260	6,482,242

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Schedule C: Management Discussion and Anaylsis
(unuadited – prepared by management)
(Expressed in U.S. Dollars)

Nine months ended April 30, 2002

ThrillTime Entertainment International, Inc. is in the business of developing, manufacturing and acquiring proprietary actual experience amusement rides for sale to destination and regional amusement parks and family fun centers throughout the world.

The Company currently markets two rides: Top Eliminator Dragsters®, which provides a real life drag racing experience; and Skycoaster®, a combination freefall and swing thrill ride experience from as high as 300 feet at speeds of up to 70 miles per hour. The Company owns the proprietary patent rights and trademarks for these two rides.

RESULTS OF OPERATIONS

Revenue from product sales, royalties, interest income and other revenue amounted to $1,827,197 for the period compared to $2,197,754 for the same period a year ago.

The Company reported a net loss for the period of $1,786,880 or $0.10 per share compared to a loss for the same period last year of $1,663,410 or $0.10 per share.

Operating income before interest expense, income taxes and amortization was $87,876, a decrease of $127,207 over the same period a year ago. This decrease was due primarily to lower sales revenue, paying contract labour for prospective sales, development of a new Skycoaster® ride and the hiring of our CFO in November 2001.

Net cash flow from operations for the period was a negative $192,572 or $0.01 per share compared to a negative cash flow from operations of $56,356 or $0.03 per share for the same period last year.

Operating expenses for the current period were $1,040,371 an increase of $128,797 over the comparable 2001 figure of $911,574.

Sales

Sales revenue on sales of Skycoasters® and Top Eliminator Dragsters® is recognized in the statement of operations using the percentage of completion method. Sales revenue for the period consists of income recognition on certain sales contracts that had been entered into during prior periods. Sales revenue on parts is recognized in the period in which the sale occurs. Royalty income is recognized in the period in which the royalty is earned.

(Expressed in U.S. Dollars)

Marketing

The Company conducts a good portion of its sales and marketing programs through contract and internal sales forces consisting of sales personnel located in the United States, Europe and Asia. All leads are directed to the appropriate salesperson for continued follow-up and closing.

The Company combined its annual ThrillTime Safety Seminar with the AIMS (Amusement Industry Manufacturers & Suppliers) International Safety Seminar and Certification Testing held in Dallas, Texas in January 2002.

The Company exhibited at the Annual IAPPA (International Association of Amusement Parks and Attractions) Convention held November 2001 in Orlando, Florida.

Long Term Debt

Included in long term debt is $5,940,000 relating to unsecured convertible securities. Any principal and/or interest outstanding on December 31, 2002 will be automatically converted to common shares of the Company at the fixed conversion rate of $1.11 per share. To date, no conversions have taken place.

On March 13, 2002, the Company amended the terms of a loan agreement, whereby the maturity of the loan was extended to November 15, 2005.

Capital Structure

There were no changes to the capital structure during the current fiscal year. As of June 19, 2002 the total outstanding remains at 17,504,497 common shares.

Investor Relations

The Company manages its investor relations program using in-house resources. Investors are updated on current events through press releases, quarterly financial statements, and the annual report. The Company has an Internet Web Site, the address of which is: www.thrilltime.com.

Board of Directors

Mr. Robert Mduie has been appointed to the Company's Board of Directors. Mr. Mudie is a chartered accountant and brings 25 years of experience to the ThrillTime team having held senior financial positions in various national and international organizations whose businesses include property development, construction and manufacturing.

Mr. Mudie earned his Chartered Accountant designation in 1981. He graduated from the University of Sheffield, England in June 1971 with a Bachelor of Science, majoring in Pure Mathematics and Statistics.

Ms. Sherrill Cyr has resigned as director but continues to hold the office of Secretary in addition to her other responsibilities.

(Expressed in U.S. Dollars)

Subsequent Events

The Company is in the process of negotiating revised payment terms for its debt relating to a settlement agreement. As at July 21, 2002, these negotiations have not been finalized, but are expected to be finalized before the Company's fiscal year end.

LIQUIDITY AND CAPITAL RESOURCES

These financial statements have been prepared on the going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities and commitments in the ordinary course of business. Operations to date have been primarily financed by long-term debt and equity transactions.

As at April 30, 2002 the Company had $255,205 in cash and short-term deposits compared to $1,140,721 as at April 30, 2001, a decrease of $885,516.

At April 30, 2002 the Company had a shareholders' equity deficiency of $7,574,793 and has generated loses in each of the last three fiscal years. The Company's future operations are dependent upon the identification and successful completion of additional long-term or permanent equity financing, the continued support of creditors and shareholders, and ultimately, management's ability to achieve profitable operations through new ride sales, maintain its current royalty revenue stream and raise sufficient capital to fund the development of new rides. Due to market conditions and the fact that completion of future financing will be subject to the Company's financial position, there can be no assurances that the Company will be successful in generating sufficient cash to continue operations. If it is not, the Company will be required to reduce operations or liquidate assets.

This discussion and analysis may contain forward-looking statements that are based on management's estimates, beliefs and opinions on the date the statements are made. Forward-looking statements involve risks and uncertainties, including changes in markets, competition, technology and general economic conditions.